Mail Stop 3561

September 26, 2007

Doreen E. Zimmerman
President, Chief Executive Officer,
Chief Financial Officer, Secretary and Director
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

> **Re: No Show, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 31, 2007**
> **File No. 333-145830**

Dear Ms. Zimmerman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1. We note that your officer and director, Ms. Zimmerman, was also the officer and director of two companies, DEZ, Inc. and Hair Therapists, Inc., both of which previously were reporting companies. We also note that these companies engaged in reverse mergers shortly after effectiveness of their registration statements. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize… offerings for attempts to create the appearance that the registrant… has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

Cover page

2. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please check the box for Rule 415 and include the undertakings required by Item 512(a) of Regulation S-B. See Interpretation G.133 of Manual of Publicly Available Telephone Interpretations. While we note that you appear to have provided most of the required language relating to the undertakings, paragraph No. 3 appears to be incomplete. Please revise.

Risk Factors, page 7

3. See the risk factor entitled "We do not have an underwriter," on page 12. This risk factor is unclear considering the common stock is, in fact, being offered by the selling shareholders, not the Company "through its officer, directors and several licensed agents of the issuer." Please revise or advise.

Offering Information, page 17

4. Please refer to the following statement in the first full paragraph, second sentence, on page 17: "The selling shareholders may sell their shares of our common stock at a fixed price of $0.001 per share until shares of our common stock are quoted on the OTC Bulletin Board…" Please revise the price to read "$0.02" per share or explain the discrepancy between this price and the proposed offering price that appears elsewhere in your prospectus, such as in the discussion that appears under "Determination of Offering Price" on the same page. Please make consistent changes throughout your prospectus, including the discussion that appears under "Plan of Distribution."

Description of Business, page 18

5. Please revise this section to provide a clearer discussion of the current state of operations of the company's business. In its present form, the disclosure is unclear regarding when you intend to commence operations and exactly how you plan to implement your business plan. See Item 101 of Regulation S-B. As examples, please consider the following:

    - In what types of retail clothing stores in Las Vegas do you plan to resell to and how do you plan to market your product? Why do you plan to initiate sales in Las Vegas?
    - What contracts, if any, do you have with clothing contract manufacturers to replicate your designs?
    - How, when and with what resources will you design your products, develop sales and marketing materials to promote your products to buyers, etc.?

    The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comments based on your revisions.

Management's Discussion and Analysis or Plan of Operation, page 21

6. Please revise the discussion that appears under "Overview" on page 21 as this discussion appears to be applicable to a different issuer.

Selling Shareholders, page 28

7. Please disclose the natural person(s) who have the ultimate voting or investment control over the shares held by Concept Capital Group, Inc., NM Capital Corporation, Point Blank Props, Inc., Propalo Enterprises and St. Paul Venture Fund, LLC. See Interpretation I.60 of Manual of Publicly Available Telephone Interpretations.

8. Please disclose whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.

* * * * *

Doreen E. Zimmerman
No Show, Inc.
September 26, 2007
Page 4

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority,
    in declaring the filing effective, does not relieve the company from its full
    responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness
    as a defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
Law Offices of Thomas C. Cook
Facsimile No.: (702) 221-1963